Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

August 14, 2026

Item 3: News Release

A news release announcing the material change was issued on August 14, 2026, and filed on SEDAR+ at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced that it has completed its previously announced private placement of Series A convertible preferred shares (the “Preferred Shares”) for aggregate consideration of $7,600,000 (the “Financing”).

Item 5: Full Description of Material Change

The Company issued an aggregate of 1,788,233 Preferred Shares at a price of $4.25 per Preferred Share. The aggregate subscription amount of $7,600,000 was satisfied as follows:

•	approximately $3,862,143 through the settlement and extinguishment of a convertible debenture of the Company held by the lead institutional investor in the Financing;
•	$518,704 through the settlement of accrued and unpaid salary owing to three members of the Company’s management;
•	$219,153 through the settlement of other indebtedness and accounts payable owing to suppliers and other creditors of the Company and its subsidiaries; and
•	the balance of $3,000,000 in cash.

On completion, the Financing has reduced the Company’s liabilities and increased its shareholders’ equity by an aggregate of approximately C$7,600,000. The net cash proceeds will be used for the ongoing development of the Company’s business and for general working capital purposes.

In connection with the Financing the Company also issued 200,000 A warrants, each exercisable to acquire one common share at $10.00 per common share for a period of four years, and 1,588,233 B warrants, each exercisable at $5.00 per common share for a period of five years. The Company and the lead investor have entered into a registration rights agreement in respect of the common shares issuable on conversion of the Preferred Shares and on exercise of the B warrants.

The securities issued under the Financing are subject to a statutory hold period in Canada expiring on December 15, 2026.

The securities issued under the Financing have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements.

Related Party Transaction

The participation in the Financing by Francis Létourneau, Chief Executive Officer and a director of the Company, James Bailey, Chief Financial Officer, and David Christopher Parsons, Chief Technology Officer, by way of the settlement of an aggregate of C$518,704 of accrued and unpaid salary owing to them, constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on the exemptions from the formal valuation and minority approval requirements contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction insofar as it involved interested parties exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days before the closing of the related party transaction because the participation of the related parties was not finalized until shortly before closing and the Company deemed it reasonable in the circumstances to proceed on an expedited basis in order to satisfy the Nasdaq listing requirements within the applicable timeframe. The Financing was previously approved by the board of directors of the Corporation, including disinterested directors. No special committee was established in connection with the Financing, and no materially contrary view was expressed or made by any directors.

Immediately prior to the closing of the Financing, Mr. Létourneau owned, directly and indirectly, and had control and direction over 7,967 Common Shares and 1,333 Common Shares convertible on exercise of 1,333 stock options, representing approximately 0.06% of the then issued and outstanding Common Shares on a nondiluted basis and approximately 0.07% on a partially diluted basis. Following the closing of the Financing, Mr. Létourneau beneficially owns, directly and indirectly, and has control and direction over 7,967 Common Shares, 1,333 Common Shares convertible on exercise of 1,333 stock options, and 60,307 Preferred Shares convertible into 51,260 Common Shares, assuming the Company is still listed on the Canadian Securities Exchange and there is no Event of Default or accrued PIK (as defined in the articles) affecting the calculation, representing approximately 0.45% of the issued and outstanding Common Shares on a non-diluted basis and approximately 0.46% on a partially diluted basis.

Immediately prior to the closing of the Financing, Mr. Bailey owned, directly and indirectly, and had control and direction over 3,042 Common Shares, representing approximately 0.02% of the then issued and outstanding Common Shares. Following the closing of the Financing, Mr. Bailey beneficially owns, directly and indirectly, and has control and direction over 3,042 Common Shares and 27,278 Preferred Shares convertible into 23,186 Common Shares, assuming the Company is still listed on the Canadian Securities Exchange and there is no Event of Default or accrued PIK (as defined in the articles) affecting the calculation, representing approximately 0.23% of the issued and outstanding Common Shares.

Immediately prior to the closing of the Financing, Mr. Parsons did not own any securities of the Company. Following the closing of the Financing, Mr. Parsons beneficially owns, directly and indirectly, and has control and direction over 34,463 Preferred Shares convertible into 29,294 Common Shares, assuming the Company is still listed on the Canadian Securities Exchange and there is no Event of Default or accrued PIK (as defined in the articles) affecting the calculation, representing approximately 0.22% of the issued and outstanding Common Shares.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of August 19, 2026